Rule 424(b)(3)
                                             File No. 33-45490
                                             File No. 33-45490-01

PRICING SUPPLEMENT NO    70D      DATED     December 14, 1995
(To Prospectus Dated August 12, 1992, as supplemented by the Prospectus Supplement Dated August 19, 1992)

SOUTHWESTERN BELL CAPITAL CORPORATION
Medium-Term Notes, Series D
Due From 9 months to 30 Years From Date of Issue


Fixed Rate Notes

Principal amount offered:  $50,000,000

Trade Date:         12/12/95    Interest Rate Per       7.00%
                                Annum:

Date of Issue:     12/28/95     Stated Maturity       12/28/2020
(Settlement Date)               Date:


Agent: Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
Incorporated ("Merrill Lynch")

Interest rates offered by Southwestern Bell Capital Corporation, from time to time, with respect to Notes offered through the Prospectus Supplement Dated August 19, 1992, may vary depending upon, among other things, the aggregate principal amount thereof purchased in any single transaction.

Merrill Lynch has agreed to purchase the Notes offered hereby as principal at a price equal to 98.0% of the principal amount offered hereby, for resale to investors and other purchasers at varying prices related to prevailing market prices at the time of resale. Merrill Lynch will be committed to take and pay for the principal amount of such Notes.

Interest Payment Dates:   On the 28th day of each calendar month.

Regular Record Dates:   On the 13th day of each calendar month.

Form of Note: Book Entry Only

Depository: DTC

Redemption: The Notes offered hereby are not redeemable prior to December 28, 2000. On or after December 28, 2000, and prior to maturity, Southwestern Bell Capital Corporation, at its option, may redeem such Notes in whole, on the Interest Payment Date occurring on December 28, 2000, or on any Interest Payment Date occurring in any June or December thereafter, at a redemption price equal to 100.00% of the principal amount of such Notes, upon at least 30 days prior notice.

Use of Proceeds: The net proceeds to Southwestern Bell Capital Corporation from the sale of the Notes offered hereby will be used to repay part of Southwestern Bell Capital Corporation's outstanding Commercial Paper and for other general corporate purposes. As of November 30, 1995, Southwestern Bell Capital Corporation had approximately $649.9 million aggregate principal amount of Commercial Paper outstanding with an effective annual interest rate of approximately 5.75%, and an average maturity of 52 days.